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EXHIBIT 11

GOLDEN STATE VINTNERS, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Basic and fully diluted earnings per share ("EPS") are determined as follows:

	Three Months Ended September 30,
	2003	2002
Basic EPS Computation
Numerator:
Net income	$1,829	$810

Denominator:
Weighted average common shares	9,513	9,513

Basic EPS	$0.19	$0.09

Diluted EPS Computation
Numerator:
Net income and assumed conversions	$1,829	$810

Denominator:
Weighted average common shares outstanding	9,513	9,513
Stock options	6	—

Adjusted weighted average common shares	9,519	9,513

Diluted EPS	$0.19	$0.09

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  EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS